1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

SPIL Board of Directors announced dividend record date

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 25, 2015

Taichung, Taiwan, June 25, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, and announced cash dividend date:

1. SPIL Board of Directors announces cash dividend record date:

Taiwan Common Shares:

Ex-dividend Date: July 23, 2015;

Record Date: July 31, 2015;

Book closure Period: July 27, 2015 to July 31, 2015.

Cash dividend for common share is estimated to be paid on Aug 21, 2015.

American Depositary Shares:

Ex-dividend Date: July 23, 2015;

Record Date: July 27, 2015

For ADR inquires, please contact JP Morgan Depositary Services.

Toll Free: 1-800-990-1135

Outside USA: 1-651-453-2128

Email: adr@jpmorgan.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 25, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer